Form - RW

NORCOR TECHNOLOGIES CORPORATION

338 S. Sharon Amity Rd. Suite 332

Charlotte , NC 28211

March 30, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington , D.C. 20549

Attention: Andy Schoeffler

Re: Request for Withdrawal of Registration Statement on Form S-1 on March 9th, 2010

File Number: 333-165145 (the "Registration Statement")

Dear Mr. Schoeffler:

Norcor Technologies Corporation (the "Company") hereby makes application to withdraw the Registration Statement submitted on March 9th, 2010 pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company requests the withdrawal of the Registration Statement because it has made a correction on its previous submitted S-1.

No securities have been sold under the Registration Statement since our filing.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. Please provide a copy of the order granting withdrawal via email to the Company at wkfc1200@juno.com. Should you have any questions regarding this matter, please contact Mr. Wellesley Clayton at (704) 309-4101.

Very truly yours,

Wellesley Clayton,

Chief Executive Officer

NORCOR TECHNOLOGIES CORP